Exhibit 99

On June 1, 2007, Marathon Fund Limited Partnership V ("MFV"), Peninsula Investment Partners, L.P. ("PIP"), Quaker Capital Partners I, LP ("Quaker I"), and Quaker Capital Partners II, LP ("Quaker II") (collectively, the "Purchasers"), entered into a Support Agreement (the "Support Agreement"), pursuant to which PIP, Quaker I, and Quaker II agreed, for the benefit of MFV, to vote all shares of Issuer's common stock held by them, and any other securities held by them having voting rights during the term of the Support Agreement, in favor of, among other things, the transactions contemplated by that certain Securities Purchase Agreement, entered into concurrently with the execution of the Support Agreement, by and among the Purchasers and the Issuer. The Securities Purchase Agreement provides for the sale, in a private placement, of 45,000 shares of Series A Convertible Preferred Stock of Issuer and warrants to purchase 15 million shares of common stock of Issuer, to the Purchasers.

As a result of the Securities Purchase Agreement, the Reporting Persons may be deemed to have beneficial ownership of 22,195,623 shares of Issuer's common stock held by, and 4,000,000 shares of Issuer's common stock issuable upon exercise of warrants held by, PIP, Quaker I, and Quaker II, which number of shares represents approximately 60.6% of Issuer's common stock issued and outstanding as of June 1, 2007. PIP, Quaker I, and Quaker II collectively hold approximately 56.58% of Issuer's common stock issued and outstanding as of June 1, 2007. None of the Reporting Persons has any pecuniary interest in any of the foregoing shares of Issuer's common stock, nor is any of them entitled to any rights as a shareholder of Issuer. Each Reporting Person expressly disclaims any pecuniary interest in all such shares of Issuer's common stock.